UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Supernus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868459108

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP II LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 868459108	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)  This percentage is calculated based upon 30,985,416 shares of the Issuer’s common stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2013.

SCHEDULE 13D

CUSIP No. 868459108	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)  This percentage is calculated based upon 30,985,416 shares of the Issuer’s common stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed with the SEC on May 15, 2013.

SCHEDULE 13D
CUSIP No. 868459108	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  This percentage is calculated based upon 30,985,416 shares of the Issuer’s common stock outstanding, as reported in Issuer’s quarterly report on Form 10-Q filed with the SEC on May 15, 2013.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the shares of common stock, par value $0.001 per share (“Shares”), of Supernus Pharmaceuticals, Inc. (the “Issuer”).  The Shares are listed on the NASDAQ Global Market under the ticker symbol “SUPN.”  The Issuer’s principal offices are located at 1550 East Gude Drive, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware (“Advisors”), OrbiMed Capital GP II LLC, a limited liability company organized under the laws of Delaware (“GP II”), and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) — (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP II, as more particularly described in Items 5 and 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022.

GP II is the general partner of OrbiMed Private Investments II, LP (“OPI II”) and OrbiMed Private Investments II (QP), LP (“OPI II QP”), two limited partnerships that hold securities of the Issuer, as more particularly described in Items 5 and 6 below.  GP II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Isaly is the managing member of, and owns a controlling interest in, Advisors.

In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each person managing or otherwise controlling Advisors and GP II is set forth on Schedules I and II hereto and incorporated by reference herein.

(d) — (e)  During the last five years, neither the Reporting Persons nor any person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Not applicable.

Item 4.	Purpose of Transaction.

As described more fully in Item 5 below, this statement relates to the disposition of Shares by the Reporting Persons.  The Shares initially had been acquired (and those that continue to be held, are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI II and OPI II QP.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other  instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) —  (b)  As of this date of this filing, the Reporting Persons may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI II and OPI II QP.  As of the date of this filing, OPI II directly holds 1,818,800 Shares and OPI II QP directly holds 681,200 Shares.

Advisors, pursuant to its authority as the sole managing member of GP II, the general partner of OPI II and OPI II QP, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II and OPI II QP, which represent an aggregate of 2,500,000 Shares and constitute approximately 8.07% of the outstanding Shares. Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, may also be deemed to indirectly beneficially own the foregoing securities of the Issuer attributable to Advisors.

GP II, pursuant to its authority as the general partner of OPI II and OPI II QP, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II and OPI II QP, which represent an aggregate of 2,500,000 Shares and constitute approximately 8.07% of the outstanding Shares.

As a result of the agreements and relationships described in Item 2 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP.

(c)

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
OPI II	February 19, 2013	17,300	$7.50(1)
OPI II QP	February 19, 2013	6,400	$7.50(1)
OPI II	February 20, 2013	37,300	$7.50(2)
OPI II QP	February 20, 2013	14,000	$7.50(2)
OPI II	February 22, 2013	31,700	$7.49(3)
OPI II QP	February 22, 2013	11,900	$7.49(3)
OPI II	February 25, 2013	4,700	$7.50
OPI II QP	February 25, 2013	1,700	$7.50
OPI II	March 12, 2013	1,100	$7.53(4)
OPI II QP	March 12, 2013	400	$7.53(4)
OPI II	March 15, 2013	49,200	$5.80(5)
OPI II QP	March 15, 2013	18,300	$5.80(5)
OPI II	May 28, 2013	900	$7.00(6)
OPI II QP	May 28, 2013	400	$7.00(6)
OPI II	May 29, 2013	33,700	$7.00(7)
OPI II QP	May 29, 2013	12,600	$7.00(7)
OPI II	May 30, 2013	400	$7.00(8)
OPI II QP	May 30, 2013	200	$7.00(8)
OPI II	June 3, 2013	26,200	$7.00(9)
OPI II QP	June 3, 2013	9,800	$7.00(9)
OPI II	June 4, 2013	161,700	$7.03(10)
OPI II QP	June 4, 2013	60,100	$7.03(10)

(1)
Represents the weighted average sales price for the price increments ranging from $7.450 to $7.520.  Upon request, the Reporting Persons undertake to provide the Securities and Exchange Commission (the “SEC”) full information regarding the Shares sold at each separate price within the range set forth in this footnote (1).

(2)
Represents the weighted average sales price for the price increments ranging from $7.47 to $7.505.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (2).

(3)
Represents the weighted average sales price for the price increments ranging from $7.40 to $7.55.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (3).

(4)
Represents the weighted average sales price for the price increments ranging from $7.52 to $7.55.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (4).

(5)
Represents the weighted average sales price for the price increments ranging from $5.58 to $6.02.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (5).

(6)
Represents the weighted average sales price for the price increments ranging from $6.86 to $7.00.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (6).

(7)
Represents the weighted average sales price for the price increments ranging from $7.00 to $7.01.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (7).

(8)
Represents the weighted average sales price for the price increments ranging from $6.88 to $7.03.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (8).

(9)
Represents the weighted average sales price for the price increments ranging from $6.905 to $7.02.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (9).

(10)
Represents the weighted average sales price for the price increments ranging from $6.950 to $7.060.  Upon request, the Reporting Persons undertake to provide the SEC full information regarding the Shares sold at each separate price within the range set forth in this footnote (10).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2 and 5, GP II is the general partner of OPI II pursuant to the terms of the limited partnership agreement of OPI II, and the general partner of OPI II QP pursuant to the terms of the limited partnership agreement of OPI II QP, and Advisors is the sole managing member of GP II pursuant to the terms of the limited liability company agreement of GP II.  Pursuant to these agreements and relationships, Advisors and GP II have shared discretionary investment management authority with respect to the assets of OPI II and OPI II QP.  Such authority includes the power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI II and OPI II QP.

On October 26, 2012, Michael Sheffery, a member of Advisors, tendered his resignation from the board of directors of the Issuer, effective on October 29, 2012 and since that date the Reporting Persons have had no representation on the Issuer’s board of directors.

Item 7.	Materials to be Filed as Exhibits.

A.      Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2013

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP II LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons is a United States citizen and has as his business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP II LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP II LLC and Samuel D. Isaly	A-1